                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           Q COMM INTERNATIONAL, INC.
                           --------------------------
                                (Name of Issuer)




                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                    74727M306
                                    ---------
                                 (CUSIP Number)

                             Peter J. Gennuso, Esq.
                c/o Gersten Savage, Kaplowitz, Wolf & Marcus, LLP
                        101 East 52 nd Street, New York,
                                 (212) 752-9700
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                October 25, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

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                                  SCHEDULE 13D

----------------------------------------                                       -------------------------------------
CUSIP No.  74727M306
----------------------------------------                                       -------------------------------------

--------- ----------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          PIKE CAPITAL PARTNERS LP

          TAX ID #:     16-1619246
--------- ----------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [    ]
          (b)  [    ]
--------- ----------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          WC

--------- ----------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)    [    ]

--------- ----------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States, Incorporated in Delaware
--------- ----------------------------------------------------------------------------------------------------------
Number of               7         SOLE VOTING POWER
Shares Owned
By Each                             973,700 shares beneficially owned in the aggregate
Reporting
Person
With
                        --------- ----------------------------------------------------------------------------------
                        8         SHARED VOTING POWER

                                    NONE

                        --------- ----------------------------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                    973,700 shares beneficially owned in the aggregate

                        --------- ----------------------------------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                    NONE
---------- ---------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            973,700

---------- ---------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [      ]


---------- ---------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            20.46%

---------- ---------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
            OO
---------- ---------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the common stock, $.001 par value per share, of Q COMM INTERNATIONAL INC., a Utah corporation, with its principal executive offices at 510 East Technology Avenue, Building C, Orem, Utah 84097.

Item 2.  Identity and Background.

         This Statement is being filed by Pike Capital Partners, L.P., a Delaware Limited Partnership, whose business address is 275 Madison Avenue, Suite 418, New York, NY 10016. During the last five years Pike Capital Partners, L.P. has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Pike Capital Partners, L.P. is a United States Partnership, organized under the laws of the State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

         All purchases of common stock of Q COMM INTERNATIONAL, INC. were made using working capital. As of the Date of Event which required the filing of this Statement, Pike Capital Partners, L.P. used approximately $4,615,423 of its working capital to purchase 973,700 shares of common stock of Q COMM INTERNATIONAL, INC. No other funds or other consideration were used in making such purchases.

Item 4.  Purpose of Transaction.

         All Q COMM INTERNATIONAL, INC. securities owned by Pike Capital Partners, L.P. have been acquired by the Partnership for investment purposes only.

Item 5.  Interest in Securities of the Issuer.

         As of the Date of the Event which required the filing of this Statement, October 25, 2004, Pike Capital Partners, L.P. owned 973,700 shares of Q COMM INTERNATIONAL, INC. common stock. The Q COMM INTERNATIONAL, INC. securities owned by Pike Capital Partners, L.P. as of October 25, 2004 represented approximately 20.46% of the issued and outstanding shares of Q COMM INTERNATIONAL, INC. common stock. As of October 25, 2004, Pike Capital Partners, L.P. had sole power to vote and dispose of each of the 973,700 shares of Q COMM INTERNATIONAL, INC. common stock beneficially owned by it. In the sixty days prior to October 25, 2004, the Date of the event requiring the filing of this Statement, Pike Capital Partners, L.P. did not engage in any transactions involving Q COMM INTERNATIONAL, INC. common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         NONE

Item 7.  Material to be Filed as Exhibits.

         NONE.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 26, 2004              PIKE CAPITAL PARTNERS, L.P.

                                    By:  /s/ Daniel W. Pike
                                       --------------------
                                         Managing Member of the General Partner